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                                                              Exhibit (d)(1)

Translation from the Hebrew
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                                                                October 30, 2003

To
Chairman of the Board of Directors
BVR Systems (1998) Ltd.


Dear Sir,

     RE: IRREVOCABLE OFFER TO PURCHASE THE SHARES OF BVR SYSTEMS (1998) LTD.
                                 (THE "COMPANY")


     1. The undersigned, Mr. Aviv Tzidon, ID number 05450242-2, on behalf of a group of investors, which includes himself together with Aeronautics Defense Systems Ltd. and a company of the Singapore Technologies Group (the "OFFERORS"), hereby irrevocably offers to purchase the entire issued share capital of the Company from all shareholders who shall so choose, provided that shareholders holding at least 60% (sixty percent) of the issued share capital of the Company, shall accept the offer, all in accordance with the terms detailed herein (the "OFFER"). The Offerors shall inform all of the shareholders of the Company (the "PRESENT SHAREHOLDERS") of the Offer, its conditions, as required by law. The consideration to be paid by the Offerors for each issued share of the Company is eighteen (18) US cents (the "PRICE PER SHARE"). The consideration shall be paid in cash. The Offer shall be valid for a period of not less than thirty (30) days or any other date as required by law.

     2. The Offerors undertake to provide to the Company on the date the Present Shareholders who hold at least 60% (sixty percent) of the issued share capital of the Company accept the Offer, a credit line of the amount of 5 (five) million US dollars (the "CREDIT LINE") in accordance with the following conditions:

          2.1 The Credit Line shall be in existence for a period of three years.

          2.2 Subject to Section 5 hereof, the credit granted as part of the Credit Line shall be provided to the Company upon the Company's demand and shall bear an annual interest of LIBOR+2%, as of the date of grant.

          2.3 The credit to be provided as part of the Credit Line, including accrued interest, shall be repaid in one payment at the end of the three years from the actual date of grant.

          2.4 For the purpose of this Section 2, LIBOR means: for each one year period as of the actual date of grant of any credit in accordance with this agreement: the interbank interest rate, for a period of one year, in the US dollar market as published in the midday in London by Reuters, on the
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               business day that preceded the date of the commencement of the year period as above said.

     3. To secure the obligations of the Offerors as detailed in Section 1 above, the Offerors have deposited and shall deposit in a special trust account for the benefit of the Present Shareholders (a foreign currency account, account number 192-832) opened for such purpose by Adv. Orly Tsioni, legal counsel of the Offerors (the "TRUSTEE") in Bank Hapoalim, Azur Branch number 643 (the "SHAREHOLDERS ACCOUNT") an amount equal to US$1,918,957 as follows: nine hundred thousand (900,000) US dollars were deposited in the Shareholders Account on October 30, 2003 (attached as Appendices A1 and A2, respectively, a confirmation of deposit of the said amount and a copy of the Trust Agreement detailing the trust conditions) and the remainder of the balance in the amount of US$1,018,957 shall be deposited in the Shareholders Account no later than November 5, 2003. The amount deposited in the Shareholders Account shall serve for payment of the consideration detailed in Section 1 above to the Present Shareholders who accepted the Offer, by the Trustee in accordance with the terms of the Trust Agreement.

     4. To secure the undertakings of the Offerors detailed in Section 2 above, the Offerors have deposited on October 30, 2003, in a special trust account for the benefit of the Company (foreign currency account, account number 192-816), opened for such purpose by the Trustee in Bank Hapoalim, Azur Branch number 643 (the "TRUST ACCOUNT"), an amount equal to nine hundred thousand (900,000) US dollars (attached as Appendices B1 and B2, respectively, a confirmation of deposit of the said amount and a copy of the Trust Agreement detailing the trust conditions). An additional amount equal to nine hundred thousand (900,000) US dollars shall be deposited by the Offerors in the Trust Account no later than November 5, 2003. Subject to Section 5 hereunder, at the date on which the purchase of the shares from the Present Shareholders holding at least 60% (sixty percent) of the issued share capital of the Company shall be completed, the Trustee shall transfer, in accordance with the Trust Agreement, the entire amount deposited in the Trust Account, an amount of one million eight hundred thousand (1,800,000) US dollars, to the Company, as part of the credit detailed in Section 2 above.

     5. The Offerors undertake to act as best they can and to make their best efforts to publish the Tender Offer to the shareholders of the Company as soon as possible. If the Offerors shall not comply with their undertakings in Section 1 above by December 31, 2003, an amount of US$900,000 will be transferred to the Company's account (account number 330330 in Bank Hapoalim, Branch 615 Rehovot) as an agreed upon compensation to the Company.

     6. If the Offerors shall comply with their undertakings in accordance with Section 1 above, but shall not comply with their undertakings in accordance with Section

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          2 above, an amount of US$900,000 shall be foreclosed by the Company as an agreed upon compensation to the Company.

     7. It is the intention of the Offerors, upon the consummation of the purchase of at least 60% (sixty percent) of the issued share capital of the Company, to take an active role in the management of the Company and to contribute from their experience and qualifications.

     8. Until the earlier of (a) the completion of the Tender Offer above; (b) January 31, 2004; the Company undertakes not to negotiate or cooperate with any third party in connection with the sale of the assets/activities of the Company. In addition, the Company's management shall act to decrease its expenses including by dismissal of employees.

     9. Upon completion of the Tender Offer the Board of Directors shall act to appoint representatives of the Offerors to the Board of Directors, such that a majority of the members of the Board of Directors shall nominated by the Offerors.

     10. This Offer shall expire on November 6, 2003 at 4:00 p.m., if the approval of the Company is not received in writing as detailed herein by such date.


                                             Sincerely,

                                             Aviv Tzidion

I, Orly Tsioni, Adv., of 1 Azrieli Center Tel Aviv, hereby confirm that on October 30, 2003 Mr. Aviv Tzidon, who I am familiar with, presented himself to me, and executed this document in my presence.

         (-)

____________________________
Orly Tsioni, Adv.

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The Chairman of the Board of Directors, by signing below, accepts the offer detailed above and agrees to its conditions. The Board of Directors of the Company has discussed the profitability of the offer and resolved to recommend to the shareholders of the Company to accept the offer. The Board of Directors of the Company undertakes to act and to assist to execute the above said.


                                                   _____________________________
                                                   BVR Systems (1998) Ltd.